March 18, 2022

VIA EDGAR

Ms. Nasreen Mohammed
Mr. Adam Phippen
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re: TD SYNNEX CORP
Form 10-K for Fiscal Year Ended November 30, 2021
File No. 001-31892

Dear Ms. Nasreen Mohammed and Mr. Adam Phippen:

TD SYNNEX Corporation (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 4, 2022, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated March 4, 2022, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K filed January 28, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain non-GAAP financial information, page 33

1. Please describe to us in detail the nature of the adjustments included in the "Purchase accounting adjustments" line item. Also tell us the expected duration of these adjustments.

Response:

In connection with our acquisition of Tech Data Corporation (“Tech Data”) on September 1, 2021, we recorded preliminary downward purchase accounting adjustments of $152 million and $15 million to the acquired vendor and customer liabilities, respectively, to reflect the fair value of those liabilities. The Company also recognized a benefit to its fiscal year ended November 30, 2021 non-GAAP operating income of $28.4 million related to these purchase accounting adjustments. The Company expects the duration of these adjustments to benefit our non-GAAP operating income for the next 12 – 18 months, based on settlement patterns with our vendors and in accordance with the timing defined in our policy for releasing vendor and customer liabilities we deem remote to be paid.

The Company respectfully advises the Staff that Tech Data as a global IT distributor, purchased and resold more than 150,000 technology products to an active reseller base of more than 100,000 resellers, system integrators, and retailers. Tech Data often received consideration from their vendors primarily as an incentive to purchase their products. Tech Data also offered consideration to their customers primarily to incentivize purchases of Tech Data’s products.

A portion of the consideration provided by Tech Data’s vendors was unearned by Tech Data; thereby, creating a vendor liability. Tech Data would historically resolve vendor liabilities either through signed settlement agreements or release the liabilities to the income statement once management deemed them remote of payment in accordance with their policy, generally 12-24 months after receipt of the consideration.

A portion of the consideration offered by Tech Data and earned by their customers was uncollected by their customers; thereby, creating customer liabilities. Tech Data would historically release those customer liabilities once management deemed the amounts remote of payment in alignment with Tech Data’s policy, generally within 12 months of the customer earning the consideration.

The Company believes that disclosure of non-GAAP operating income reflective of the removal of the vendor and customer fair value adjustments is important for three key reasons. First, this disclosure allows an investor to compare the historical non-GAAP operating income of Tech Data to the non-GAAP operating income after the acquisition on an equivalent basis based on the consistent terms of the underlying vendor and customer agreements. Put differently, this disclosure enables an investor to understand that the underlying contractual terms with our vendors and customers have not been negatively altered subsequent to September 1, 2021. Second, this disclosure allows an investor to better determine the amount of year over year organic growth. It is important for an investor to understand that GAAP operating income in fiscal 2021 is $28.4 million lower due to these purchase accounting adjustments, fiscal 2022 operating income will decrease further due to these purchase accounting adjustments, while purchase accounting adjustments may create little or no impact to the fiscal 2023 operating income. Without this disclosure, an investor may incorrectly believe that year over year organic operating income growth was negatively impacted by changes in contractual terms with our vendors and customers. Third, management typically monitors the financial results of the business adjusted for these items in addition to GAAP financial results and management also uses non-GAAP measures to establish operational goals and, in some cases, for measuring performance for compensation purposes.

The Company believes that our purchase accounting adjustments disclosure reflected in our non-GAAP financial information is compliant with Rule 100(b) of Regulation G as the disclosure neither contains an untrue statement of a material fact nor is misleading. Rather, the disclosure is provided so that investors are better able to understand year over year results and are not left with an incorrect perception that contractual terms were negatively altered after our acquisition of Tech Data.

In response to the Staff’s comment and to provide our investors with additional information regarding the nature of the purchase accounting adjustments, we propose to modify our disclosures of purchase accounting adjustments in future filings to read as follows:

Purchase accounting adjustments are primarily related to the impact of recognizing the acquired vendor and customer liabilities from the Merger at fair value. The Company expects the duration of these adjustments to benefit our non-GAAP operating income through fiscal 2022 and through a portion of fiscal 2023 based on historical settlement patterns with our vendors and in accordance with the timing defined in our policy for releasing vendor and customer liabilities we deem remote to be paid.

Consolidated Statements of Operations, page 53

2. Please tell us the nature and related amounts of depreciation and amortization included in cost of revenue. In addition, tell us your consideration of SAB Topic 11:B.

Response:

The Company respectfully advises the Staff that as a provider of distribution, systems design, and integration solutions, it does not engage in a substantial amount of manufacturing or production activities. Therefore, the majority of the Company’s depreciation and amortization is not a direct component of its cost of revenue. We advise that where we do utilize our infrastructure in the generation of revenue, the annual expense was less than $1 million in fiscal 2021, which we consider immaterial. Additionally, the Company has recognized certain finite-lived intangible assets, including customer relationships, in conjunction with prior business combinations. The Company records amortization expense related to acquired intangible assets in selling, general and administrative expenses based on the nature of these intangible assets. We consider SAB Topic 11:B as not applicable due to the immateriality of the depreciation and amortization included in our cost of revenue. Therefore, we believe our presentation of gross profit is appropriate.

Notes to the Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Revenue recognition, page 61

3. You state that you disaggregate operating segment revenue by geography, which the Company believes provides a meaningful depiction of the nature of its revenue. On page 5 you describe product offerings which show two portfolios: Endpoint Solutions and Advanced Solutions. You state next-generation technology solutions, along with services offerings, span both Endpoint and Advanced Solutions portfolios. We also note your discussion in your Q4 2021 earnings call focusing on next-generation technologies and services. Please tell us what consideration you gave to disaggregating revenue by product offerings in addition to geography. Refer to ASC 606 guidance in paragraphs 606-10-55-89 through 55-91.

Response:

The Company respectfully advises the staff that it distributes more than 200,000 technology products from more than 1,500 original equipment manufacturers (“OEMs”). Our product offerings include personal computer systems, mobile phones and accessories, printers, peripherals, information technology (“IT”) systems including data center server and storage solutions, system components, software, networking, communications and security equipment, consumer electronics and complementary products. Our individual product offerings continually change based on the product offerings of our vendors and to meet the product needs of our customers and the market.

ASC 606-10-55-89 states that some entities may need to use more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue while other entities may meet the objective by using only one type of category to disaggregate revenue. The Company believes that the disclosure of revenues by the geographical regions of the Americas, Europe and Asia-Pacific and Japan (“APJ”) depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. As a result of our extensive product offerings and our global customer base of more than 150,000 resellers, system integrators and retailers, the Company believes that the overall economic performance of each geographical region is the factor that most significantly impacts the nature, amount, timing and uncertainty of revenue and cash flows. Therefore, the Company believes that it meets the objective of ASC 606-10-50-5 with one category of revenue disaggregation, geography.

In reaching this conclusion, the Company evaluated the guidance of ASC 606-10-55-91 which provides examples of categories that might be appropriate for disaggregation, including disaggregation of revenue by type of good or service (for example, major product line). As noted, the Company has a broad range of over 200,000 technology product offerings which we group into two primarily solutions portfolios, Endpoint Solutions and Advanced Solutions. Certain offerings, including next-generation technology solutions and services offerings span both of these solutions portfolios.

The nature, amount, timing, and uncertainty of revenue and cash flows for the products sold within the Endpoint Solutions and Advanced Solutions portfolios are affected by economic factors similarly. The Company’s products generally have similar characteristics in that they are used by resellers, system integrators and retailers to provide technology solutions to their end-user customers. Demand risks for these products also have similar characteristics in that they are impacted by macro-economic factors such as general business and governmental spending, gross domestic product growth and other broad measures of economic activity, such as the recent pandemic. The Company generally does not enter into fulfillment contracts with customers for specific product categories, and instead sells items on an individual purchase order and transactional basis. In addition, our product portfolios have similar working capital profiles in terms of both payment terms and credit terms. For these reasons, the Company does not believe that any specific product categories deviate sufficiently from the rest of the population on how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic factors for a separate depiction to provide value to the users of our financials.

While next-generation technologies were discussed in our Q4 2021 earnings call as this represents a strategic focus area of our business, revenues related to next-generation technologies did not represent a significant portion of our consolidated revenues for Q4 2021. Additionally, services revenues represented less than 10% of our revenue during all periods presented. Therefore, pursuant to Rule 5-03(b)(1) of Regulation S-X, we presented our product and services revenue and related costs and expenses on a combined basis.

The Company also evaluated the guidance in ASC 606-10-55-90 in determining its disaggregated revenue disclosures, including (a) disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations), (b) information regularly reviewed by the CODM for evaluating the financial performance of operating segments, and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions.

In consideration of ASC 606-10-55-90(a), the Company notes that the revenue disclosures presented by the Company outside the financial statements, including in the Company’s earnings releases, annual reports, and investor presentations may include descriptions of product categories the Company sells, including references to our Endpoint Solutions and Advanced Solutions portfolios, next-generation technologies and other specific categories. These categorizations of the over 200,000 technology products that we offer provide investors with an overview of the composition of our revenue and our product offerings. Additionally, we may refer to the general performance of our Endpoint Solutions and Advanced Solutions portfolios or individual product categories within these disclosures. However, these references are provided for directional purposes to give investors some further information on our overall revenue performance and what category or subcategory of products may have shown stronger or weaker results than in the previous year. These references are not meant to imply that there are unique risk characteristics that would impact how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic factors.

In consideration of ASC 606-10-55-90(b) and (c), as a result of the merger with Tech Data, on September 1, 2021 there was a change in the Company’s chief executive officer, who is also the Company’s chief operating decision maker. After the merger, the Company’s chief operating decision maker has a leadership structure aligned with the geographic locations of the Americas, Europe and APJ and reviews and allocates resources based on these geographic locations. As a result, as of September 1, 2021 the Company began operating in three reportable segments based on its geographic locations: the Americas, Europe and APJ. In addition to geographical information regarding revenues, the CODM receives certain additional information on revenues by product categories, including Endpoint Solutions, Advanced Solutions, next-generation technologies and services. Certain of this information is further segregated by major OEMs. While this provides useful information to the CODM to analyze and understand underlying trends on which OEMs are contributing to the growth or decline in the Company’s revenues, it does not represent the primary information used by the CODM in evaluating the financial performance of the Company’s operating segments or to make resource allocation decisions. Additionally, this information generally presents revenues by OEM on a modified gross revenue basis instead of GAAP revenue. We do not believe that the availability of such data necessitates further disaggregation in our financial statements because the economic factors that affect the nature, amount, timing, and uncertainty of revenues and cash flows of the product offerings are consistent.

In addition to the evaluation of disaggregation of revenue by type of good or service, the Company also evaluated the examples in ASC 606-10-55-91 b through g in reaching its conclusion on the appropriate level for disaggregation of revenue. The following summarizes the Company’s evaluation of each of these factors:

b.Geographical region (for example, country or region)

The Company disaggregates revenue by the geographic regions of the Americas, Europe and APJ, which also represent the Company’s operating segments. Additionally, the Company discloses its revenue in the United States as part of its segment disclosures. The Company believes further disaggregation of revenue by international country would not be meaningful due to the significant number of international countries that the Company operates in and that changes in a specific international country do not generally have a material impact on the Company’s consolidated revenues.

c.Market or type of customer (for example, government and nongovernment customers)

The Company distributes IT products to more than 150,000 resellers, system integrators and retailers. The Company does not believe that disaggregating revenues by type of customer or industry is illustrative of how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors due to its broad customer base.

d.Type of contract (for example, fixed-price and time-and-materials contracts)

The Company predominantly sells to its customers on an individual purchase order and transactional basis, rather than pursuant to short-term or long-term contracts. The Company notes that there are no unique factors that would result in a significant difference in the nature, amount, timing, and uncertainty of revenues and cash flows related to the type of contract.

e.Contract duration (for example, short-term and long-term contracts)

This item is generally not applicable to the Company as it sells to its customers on an individual purchase order and transactional basis, rather than pursuant to short-term and long-term contracts.

f.Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

The Company predominantly transfers goods or services to its customers at a point in time. As a result, there are no factors related to the timing of transfer of goods or services that would result in a material impact on the nature, amount, timing and uncertainty of revenue and cash flows that may be affected by economic factors.

g.Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries)

The Company generally does not sell product offerings directly to consumers, it sells to intermediaries including resellers, system integrators and retailers. There are no factors noted related to sales channels that would result in a material impact on the nature, amount, timing and uncertainty of revenue and cash flows that may be affected by economic factors.

We believe our current presentation of revenues disaggregated by our geographical operating segments complies with the disclosure objective described in ASC 606-10-50-5 and ASC 606-10-55-89 and 55-90. We continually evaluate the most appropriate manner to disaggregate our revenues based on changes in our business and will revise our disclosures in the future as necessary.

Note 3 - Acquisitions, page 64

4. We note you recorded $3.86 billion as the fair value of customer relationships with a weighted average useful life of 14 years. Please tell us how you evaluated the guidance in ASC 350-30-35-3 in determining the useful life, including explaining the characteristics of the customer list that support this assigned life, and all other pertinent factors considered in your analysis.

Response:

The Company respectfully submits that in measuring the fair value of the customer relationships acquired as part of the acquisition of Tech Data, we engaged an independent internationally-recognized firm that valued the customer relationships using the multi-period excess earnings method, a variation of the income approach. Under the multi-period excess earnings method, the remaining useful life is an output rather than an input. Therefore, the Company considered guidance under ASC 350-30-35-3 which states that if an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure the fair value of the intangible asset adjusted as appropriate for the entity-specific factors in this paragraph.

The Company advises the Staff that Tech Data as a global IT distributor, purchased and resold technology products to an active customer base of more than 100,000 resellers, system integrators, and retailers. Tech Data predominantly sold products to its customers on an individual purchase order and transactional basis, rather than pursuant to long-term contracts. Although long-term contracts are not in place, customer relationships are strong within the IT distribution industry with relatively low customer attrition rates. In measuring the fair value of customer relationships, the Company established that approximately 90% of the present value of expected cash flows used to measure the customer relationships intangible asset were generated over a period of 12 to 15 years. The period over which 90% of the present value of expected cash flows were generated varied slightly within this range between the three geographic regions in which Tech Data operated (Americas, Europe and Asia Pacific). The customer attrition rates applied in valuing the customer relationships were based on the historical experience of Tech Data and the expected attrition in the customer base within each of the geographic regions. Based on the foregoing factors, we believe a weighted average useful life of 14 years is appropriate.

In addition to the considerations above, the Company evaluated the guidance in ASC 350-30-35-3, which states that the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a.The expected use of the asset by the entity.

The Company expects that the customer relationships acquired in the Tech Data merger will contribute to its future cash flows for a weighted average period of 14 years. The Company believes this is appropriate as Tech Data is a mature company, 47 years in existence, whose customers have been with Tech Data for a long period of time and in certain cases multiple decades. This is evident in the determination of the fair value of the customer relationships and the low historical customer attrition rates of Tech Data. The Company intends to maintain the customer relationships acquired from Tech Data to generate future revenues and cash flows.

b.The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

There were no other assets or groups of assets arising out of the acquisition of Tech Data that were directly related to customer relationships; hence this factor is not considered relevant.

c.Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

There are no legal or regulatory provisions that limit the useful life of the customer relationships. Tech Data predominantly sells to its customers on an individual purchase order and transactional basis, rather than pursuant to short-term or long-term contracts.

d.The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

Both the Company and the acquired company, Tech Data, operate in the IT distribution and solutions industry. Hence, the Company’s historical experience in evaluating and maintaining customer relationships is relevant in evaluating the useful life of Tech Data’s customer relationships. The Company has a similar practice to Tech Data of predominantly selling products to its customers on an individual purchase order and transactional basis, rather than pursuant to long-term contracts. Similarly, although long-term contracts are not in place, customer relationships are strong with relatively low customer attrition rates. Additionally, we considered prior customer relationships intangible assets that the Company acquired in significant acquisitions over the past 10 years noting that useful lives have ranged from 10 to 15 years. In considering the maturity and scale of Tech Data, a useful life towards the longer end of that range would be expected. As a result, we believe that a weighted average useful life of 14 years is in line with the Company’s own historical experience in renewing or extending similar arrangements and is consistent with the intended use of the asset by the entity.

e.The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

Tech Data purchased and resold more than 150,000 technology products to an active reseller base of more than 100,000 resellers, system integrators, and retailers. While individual product offerings may become obsolete due to changes in the information technology ecosystem, our individual product offerings continually change based on the product offerings of our vendors and to meet the product needs of our customers and the market. Although the IT distribution industry is competitive and subject to changes in technology, the customer relationships are stable. We believe there would be no considerable risk related to the factors above as long as we remain competitive in our pricing and the customer continues to be satisfied with the quality of products and service provided. We believe both current customer satisfaction and the potential for business disruptions experienced by the customer as a result of changing providers are mitigating competitive factors.

f.The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

There is no significant level of maintenance expenditures expected to be required in order to generate the future cash flows.

Taking into consideration the pertinent factors set forth in ASC 350-30-35-3, and the facts and circumstances described above, the Company believes that a weighted average useful life of 14 years for the customer relationships acquired through the Tech Data merger is reasonable and appropriate.

If you have any questions or comments, please do not hesitate to contact me directly at (510) 668-3837 or John Henry our Chief Accounting Officer at (727) 299-8889.

Very truly yours,

TD SYNNEX Corporation

/s/ Marshall Witt

Chief Financial Officer

Copy to:
Rich Hume, TD SYNNEX
Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP
Padraic Kelly, KPMG LLP